INDUSTRY WATER FILTRATION, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF
December 31, 2017

Industry Water Filtration, Inc.
INDEX TO FINANCIAL STATEMENTS
(unaudited)

Unaudited- See accompanying notes.

Industry Water Filtration, Inc.
BALANCE SHEETS
December 31, 2017
(unaudited)

LIABILITIES AND SHAREHOLDERS' EQUITY

SHAREHOLDERS' EQUITY

Common Stock (24,000,000 shares authorized, 18,850,160 shares issued and outstanding, $0.10)	
Additional Paid in Capital	0 -
Retained Earnings	0 -
TOTAL SHAREHOLDERS' EQUITY	2,500,000
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,500,000

Unaudited- See accompanying notes.

Industry Water Filtration, Inc.
INCOME STATEMENT
FROM Jan. 27, 2017 TO Dec. 31, 2017
(unaudited)

Operating Income

    Revenue $ 0   -

Operating Expense

    General & Administrative $ 0   -

Net Income $ 0   -

Industry Water Filtration, Inc.
STATEMENT OF CASH FLOWS
FROM Jan. 27, 2017 TO Dec. 31, 2017
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$ 0	-
Net cash provided by operating activities	0	-
Increase (decrease) in cash and cash equivalents	0	-
Cash and cash equivalents, beginning of year	0	-
Cash and cash equivalents, end of year	$ 0	-
Supplemental disclosures of cash flow information:	0	-
Cash paid for interest	$ 0	-
Cash paid for income taxes	$ 0	-

Industry Water Filtration, Inc.
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

NOTE 1 – NATURE OF OPERATIONS

Industry Water Filtration, Inc. was formed on January 27, 2017 ("Inception") in the State of Wyoming.

IWF manufactures water filtration equipment.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

<u>Use of Estimates</u>

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

<u>Income Taxes</u>

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States, and in the State of Florida.

The Company's first federal tax filing will be due in early 2019.

<u>Going Concern and Management Plans</u>

The Company has a limited operating history. We will incur significant additional costs for operations and production until revenues can be derived. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with our Regulation Crowdfunding campaign, and additional debt and/or equity financing as available and determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and

operating results. The financial statements do not include any adjustments that might result from these uncertainties.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: Customer resistance to a new technology, difficulty in obtaining another round of funding, difficulty in staffing requirements, non-performance of outsourced operations, breakdown in customer service. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Revenue is recognized as earned.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES
The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company.

NOTE 4 – SUBSEQUENT EVENTS
Management considered events subsequent to the end of the period but before December 31, 2017, the date that the financial statements were available to be issued.